October 29, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Brian E. Ainsworth
Chairman and Chief Executive Officer
Ainsworth Lumber Co. Ltd.
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

Re: 	Ainsworth Lumber Co. Ltd.
	Form F-4
		File No. 333-119812

Dear Mr. Ainsworth:

We have reviewed only those portions of your registration statement that relate to undertakings of the registrant and have the following comment. No further review of the registration statement has been or will be made. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Undertakings; page II-4

1. We note your statement on page 81 that you intend to complete the exchange offer within forty-five days of the effective date of your registration statement, and that on page 83 you reserve the option to extend the expiration date for an indeterminate period. Please revise your Item 22 undertakings to include the information Item 512(a) of Regulation S-K requires for a Rule 415 offering. See Rule 415(a)(1)(ix).
As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any questions.



			Sincerely,




			Pamela Ann Long
						Assistant Director


cc:	Christopher W. Morgan, Esq. (via facsimile 416/777-4747)
	Skadden, Arps, Slate, Meagher & Flom LLP
	222 Bay Street
	Suite 1750, P.O. Box 258
	Toronto, Ontario M5K 1J5
Brian E. Ainsworth
Ainsworth Lumber Co. Ltd.
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE